Exhibit (a)(1)(x)

ZIMMER FAMILY ANNOUNCES

EXTENSION OF CASH OFFER FOR SHARES OF REEDS JEWELERS, INC. UNTIL

MONDAY, MARCH 29, 2004

WILMINGTON, NC (March 1, 2004)—Sparkle, LLC, a North Carolina limited liability company formed by members of the Zimmer Family (“Sparkle”), announced today that it has extended its offer to purchase all of the outstanding shares of Reeds Jewelers, Inc. (“Reeds”) not currently held by Sparkle and its affiliates for $1.85 per share, on the terms and conditions set forth in its Offer to Purchase and the related Letter of Transmittal for the offer. The offer, which was scheduled to expire at 5:00 P.M., New York City time, on Monday, March 1, 2004, has been extended until and will expire at 5:00 P.M., New York City time, on Monday, March 29, 2004, unless extended further as described in the Offer to Purchase.

The depositary for the offer has advised Sparkle that, as of 4:00 P.M., New York City time, today, Monday, March 1, 2004, an aggregate of approximately 621,275 shares of Reeds common stock had been tendered to Sparkle in the offer.

NOTICE FOR REEDS SECURITYHOLDERS

Reeds securityholders and other interested parties are urged to read Sparkle’s tender offer statement filed with the Securities and Exchange Commission (“SEC”) by Sparkle, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber and Mark Harrison Schreiber, and other relevant documents filed with the SEC because they contain important information. Reeds securityholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting The Altman Group, Inc., the Information Agent for the transaction, at (201) 460-1200 (banks and brokers) and for all others call toll free at (800) 249-7123.